Stream Communications Network Inc.

(formerly Trooper Technologies Inc.)

Schedule C: Management Discussion and Analysis

For the  Six Months Ended June 30, 2002

General

Our principal business is providing cable TV in the country of Poland.

Our registered office is Suite 1700 – Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada. Our principal offices are located at 1020 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada, telephone (604) 669-2826.

We have the following four subsidiaries:

1.

Stream Communications Sp. z o.o. (“Stream Cable TV”) was incorporated on October 26, 1999, under the laws of Poland.  We own a 100% interest in Stream Cable TV which is in the business of operating a cable television business in Poland. Stream Cable TV’s growth is being accomplished through acquisitions of small, independent cable TV providers and through its own marketing efforts. Stream Cable TV is located at al. 29 Listopada 130, 31-406 Krakow, Poland;

2.

PolVoice.com Sp. z o.o. (“PolVoice”) was organized on August 11, 1999, under the laws of Poland.  We own a 95.5% interest in PolVoice.  PolVoice was in the business of Internet, data transmission and a VOIP provider in Poland. that want to reduce their local and long distance telephone chargesThe company has decided that the operations of PolVoice do not fit with the main business of cable TV. Subsequent to March 31, 2002 the operations were terminated and the entity is being liquidated;

3.

International Eco-Waste Systems S.A. (“Eco-Waste”) a wholly owned subsidiary of our Company was incorporated on September 24, 1996 under the laws of Poland.  Eco-Waste was in the business of constructing and operating waste rendering plants in Poland. At present we have no operating plants or revenue from operations in Eco-Waste. Eco-Waste had begun the construction of the first modern rendering plant in Zabokliki, Poland and had planned to build two additional rendering plants in Poland. Since our main focus  is cable TV, it has been decided that the business of Eco-Waste does not fit and accordingly we are negotiating with potential buyers to sell Eco-Wasteis in the process of being sold; and

4.

EES Waste Solutions Limited, a wholly owned subsidiary of our Company was incorporated on July 11, 1996, under the laws of Cyprus, located at 3 Themistocles Dervis Street, CY-1066 Nicosia, Cyprus.  EES Waste Solutions Ltd. is presently available for sale with Eco-Waste.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the Canadian Venture ExchangeTSX Venture Exchange (“TSX”) under the trading symbol “TPP”. The rules of this exchange require a trading halt when a company has a change of business. Canadian Venture ExchangeFurther to the TSX bulletin dated January 25, 2001, effective at the close on August 30, 2002, trading in our shares was suspended.  We have advised the TSX that we will not be filing documentation required to complete a change of business application as we are not proceeding with such application with the TSX and we are seeking to obtain a listing of our shares on another exchange.  After obtaining such listing, we intend to voluntarily delist our shares from TSX. We are also a reporting company under Section 12 of the US Securities and Exchange Act of 1934, as amended, and as such files financial information publicly on a periodic basis with the US Securities and Exchange Commission.

Office Space in Canada

We utilize about 2,500 square feet of office space in Vancouver, British Columbia.  Our rent is $3,425 CDN per month increasing 6% per annum in October of each year until May 2009. In addition, we pay $2,580 CDN per month for maintenance and utilities and $7,820 CDN per month for office support that includes a photocopier, telephones, a fax machine, computers, printers, scanners, secretarial services, reception services and consumables.

Stream Communications Sp. z o.o.

Stream Cable TV provides cable television services and high-speed Internet access in the Southern Polish provincesdistricts of Śląskie, Małopolskie, Świętokrzyskie and Podkarpackie through its hybrid fibre coax networks. Stream Cable TV has approximately 41,000 cable television subscribers which represents a penetration of 70% of homes passed. Stream Cable TV seeks to provide its customers with a high quality product by employing modern, reliable networks, a broad selection of programming, management that follows best industry practices and professional customer service. Although providing cable television services accounted for approximately 90% of its consolidated revenue for 2001, Stream Cable TV is in the process of introducing high-speed Internet access over its networks and has a small but growing number of iInternet subscribers.

Stream Cable TV intends to continue developing its cable television business aggressively, principally through acquisitions and also by securing new subscribers from among the residences already passed by Stream Cable TV’s networks and through build-out to nearby residences. As a development-stage company, it incurred losses in its 2001 fiscal year at both the operating income and net income levels. Management of Stream Cable TV possesses experience and cable-business expertise, and in particular knowledge of its local target markets.

Stream Cable TV has made a number of acquisitions which have been successfully integrated into its core business. These are described below.

Description	Regions where Target has Operated	No. of Subscribers	Date
51% shares in Bielsat.com	Bielsko-Biata, Czechowice-Dziedzice	3,673	June 2000
A portion of the assets of Marsat S.C.	Czêstochowa	1,277	July 2000
A portion of the assets of Telemedia Sp. z o.o.	Czêstochowa	1,180	July 2000
A portion of the assets of Bister Sp. z o.o.	Jaworzno, Czechowice-Dziedzice	1,841 1,582	August 2000 July 2000
A portion of the assets of Elektromontaz Rzeszów S.A.	Rzeszów, Bochnia Sandomierz	4,356 810 379	September 2000
100% shares in MTK	Czêstochowa	5,103	July 2001
A portion of the assets of AZART S.C.	Kielce Busko	1,640 724	July 2001
Gimsat	Jaslo, Sanok, Brzozów	12,509	January 2002

Stream Cable TV’s ownership of Gimsat

Since June 21, 2001, Stream Cable TV has  shares in Gimsat representing approximately 0.21% of all outstanding shares. The remaining 99.79% of shares are co-owned jointly by Marian Wachowicz, Jerzy Grabski, and Marek Mruk.

On June 5, 2001, Stream Cable TV and Gimsat shareholders concluded a preliminary purchase and sale agreement by which Stream Cable TV would acquire 100% of Gimsat shares. This preliminary agreement contemplated the consummation of the purchase and sale to occur on or before June 30, 2003. On December 27, 2001, Stream Cable TV advanced a further sum of 2,683,888 zloty (CDN 1.1 million, USD 0.7 million) for a total sum of 8,694,010 zloty (CDN $3.5 million; USD $2.2 million) to the Gimsat shareholdersPursuant to the preliminary agreement in exchange for an irrevocable power of attorney covering 99.79% of Gimsat’s shares and a registered pledge agreement covering 99.79% of Gimsat’s shares to secures the repayment of Stream Cable TV’s advance in the event the purchase of Gimsat does not close on or before June 30, 2003.

As at December 27, 2001, Stream Cable TV had advanced a further sum of 2,683,888 zloty (CDN 1.1 million, USD 0.7 million) for a total sum of 8,694,010 zloty (CDN $3.5 million; USD $2.2 million) to the Gimsat shareholders. With the increased amounts paid, the Gimsat ownersMr. Wachowicz agreed that the board of Gimsat could be changed and on January 1, 2002, the board of Gimsat was changed and composed entirely of Stream Cable TV members. Under Canadian GAAP the operations of Gimsat were consolidated in the first quarter. Pursuant to this acquisition, we have a remaining obligation to pay $1,074,000 USD in June 2003.

The Polish Cable Television Industry

Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry.  All frequency usage and channel offerings were limited principally to government broadcast programs.  In the early years of the post-Communist era, there was no effective regulatory authority.  This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to the growth of the economy and to the promulgation of cable industry regulations that have helped attract quality programming to Poland, the cable industry has developed rapidly, including through the entry of large cable operators, such as @Entertainment and UPC (United Pan-Europe Communications), that have constructed high-quality cable systems with numerous channel offerings.

Nevertheless, the Polish cable market remains underdeveloped. As of 31 December 2001 there were approximately 4.35 million cable subscribers in Poland, out of 12.5 million television households. The Company believes that there are a considerable number of unserved locations in Poland, particularly in urban areas, that would be suitable for the construction of cable television networks and the provision of cable television services. Average monthly salaries as of December 31, 2001 are approximately PLN 2061 (approximately US$503), while the average monthly cable subscription rates of the five biggest Polish cable operators (including VAT) is PLN 39.00 (approximately US$9.51).

In addition, we believe that there is significant potential for further consolidation among Polish cable television providers.  We believe that currently the top 12 operators (including Stream Cable TV) control approximately 60% of the built-out market, with the remaining 40% serviced by roughly 600 operators. We expect consolidation among these providers, particularly as smaller operators face the burden of compliance with regulations that set minimum technical standards for cable television networks and require payment for programming produced by others.

Polish Cable Television Characteristics

Poland is Europe’s seventh largest cable television market.  Poland is also the largest single-language market in Central Europe.  We believe that there are several reasons why Poland represents a favourable market for the provision of multi-channel cable services.  Several characteristics that distinguish the Polish cable market from other cable markets include:

(a) Viewer Demand - Poland has one of the highest television viewing rates in the world, despite generally poor-quality reception and limited programming choices.  In 2001, each Polish family, taken together, watched an average of approximately 279 minutes (over four and a half hours) of television per day per household, as compared with averages of 263 minutes and 177 minutes per day per household in the United States and Germany, respectively.

(b) Network Density - Poland is one of the most densely populated countries in Central Europe.  The housing market in Poland’s urban areas is characterized by multiple dwelling units (“MDUs”). Many MDUs are owned or controlled by co-operatives, municipalities or private owners which frequently own a number of MDUs.  So far the strategy of cable television operators in Poland has generally been to cover only MDUs with their networks. This strategy arises from a high level of network density (i.e. the number of homes passed per 1 kilometre of the network) which results in extremely low build costs per subscriber. Currently the average network density for Stream Cable TV is about 390 homes passed per kilometerkilometre of cable. By comparison, the average network density in the United States is 48 homes per kilometre of cable. Such high network density offers marketing and other cost benefits in terms of targeting, attracting and servicing customers and collecting subscription fees.

(c) Building Access - In Poland the right to build cable television networks is acquired by agreement with the owners of a building and does not require a permit from any regulatory telecommunications authority. Under such agreements, the operator is generally permitted to connect to its network all apartments located in a given building. Such agreements are concluded by Stream Cable TV for periods varying from 10 to 20 years, which are capable of being extended.

(d) Customer Base - Stream Cable TV’s customer base consists of middle-income families living in MDU’s. Middle-income families living in MDU’s account for approximately 70% of residential housing in all Polish cities, resulting from the relatively low cost of building cable television networks in locations withMTU a high housing density.  As at the end of March 2002, the overall penetration rate, measured by the number of subscribers of Stream Cable TV divided by the number of homes that have been passed by its networks, is approximately 70%. This current penetration rate reflects improvement resulting from an efficient integration of the acquired systems with Stream Cable TV’s networks. Prior to their integration, the target companies had penetration rates ranging from 35% to 65%. Stream Cable TV has experienced average annual churn rates of approximately 13% in 2000 and approximately 87% in 2001. Stream Cable TV has a total of approximately 41, 000 subscribers on a consolidated basis.

Marketing and Sales

Most networks that Stream Cable TV has conducted no advertising or marketing activities. As a result, Stream Cable TV expects that it can gain many new subscribers from these existing networks through marketing alone without having to extend any further.

Stream Cable TV’s marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at seven permanent customer care and marketing offices and seasonal promotions of its services when Stream Cable TV obtains most of the clients. Stream Cable TV also uses a preview channel, information channel, promotional material mailed with monthly invoices and its website to inform its customers of existing and new programs and services. Stream Cable TV undertakes a number of additional marketing initiatives that are unusual for a company of Stream Cable TV’s size, including market research, radio advertising, and newspaper advertising. All these initiatives serve to limit customer churn, to move customers into more expensive tiers of service and to build a positive image of Stream Cable TV.

Customer Service

Stream Cable TV provides a high level of customer care and service. Stream Cable TV operates a call centre and seven customer care and marketing offices which are linked to a centralised customer care, service, maintenance and billing database that provides any program and rate information, billing, service and maintenance updates and through which Stream Cable TV lodges installation, service and maintenance requests.

Maintenance

Stream Cable TV employs approximately 20 technicians to handle installation, service requests and other network maintenance duties. Stream Cable TV commits to clear all service and maintenance requests and service interruptions within 48 hours, and most are resolved in a shorter time. Where service or maintenance work requires digging, Stream Cable TV uses outside contractors to perform that work.

Billing and Credit Control

Subscribers are billed one month in advance. It is Stream Cable’s TV policy to disconnect subscribers whose bills are more than 60 days overdue. Customers seeking to be reconnected must pay their past-due amounts plus a reconnection fee.

Stream Cable TV’s Technology

Its networks are, in general, modern two-way HFC cable networks.

Stream Cable TV owns approximately 80% of its networks and leases the remaining 20% from Gimsat.  Because its networks are scalable, Stream Cable TV can add bandwidth as necessary by adding or replacing amplifiers.

TheA potential capacity of Stream Cable TV’s networks is 68 radio channels at the bandwidth of 0,3 MHz and 94 television channels at the (European) bandwidth of 8,0 MHz. The realisable capacity of its networks is smaller because some frequencies are used by state authorities, mobile telephony operators and terrestrial radio and television operators.

Currently, 75% of Stream’s networks are engineered for a broad 862 MHz bandwidth and 17% of the networks operate at the 606 MHz bandwidth. The narrowest bandwidth of any portion of Stream’s network is 550 MHz, which accounts for only about 8%. Stream Cable TV estimates that by the end of 2002 all its networks will be engineered for the broad bandwidth.

In the process of the unification of the channel offerings, all channels are put on the bandwidth of up to 720 MHz as in the future the higher band will be used for a digital signal transmission.

All of Stream Cable TV’s equipment is obtained from multiple suppliers, both Polish and foreign. As it increases the size of its networks, Stream Cable TV expects that it may be able to negotiate better prices for its future equipment purchases.

As a result of Stream Cable TV having acquired multiple networks, its current overall system includes more cable head-ends than it needs.  Stream Cable TV is carrying out works to eliminate about 50% of the existing head-ends.

Data transmission over HFC networks is much faster and more reliable than over telephone lines.  Stream Cable TV has been converting its networks to make high-speed Internet access available to individual and business customers.  The conversion involves, essentially, the upgrading of certain network amplifiers.

Services and Fees

The cable television systems acquired by Stream Cable TV offer different programming, that includes the number of programs and the condition of the agreements with the suppliers of the programs. One of the main objectives of Stream Cable TV, as a part of its consolidation process, is to unify the channel selection offered and price structure throughout the whole network. Currently there are four programming packages offered:

Basic Tier (Tele Panorama) includes 45 channels, all intermediate Tier channels and other specialty channels, such as Discovery, National Geographic, CNN, Cartoon Network and other;

Intermediate Tier (Tele Krajobraz): includes 18 channels, all the Broadcast Tier channels, additional Polish terrestrial channels, English, German and French-language channels;

Broadcast Tier (Tele Miniatura) includes up to 8 channels, all four Polish public channels and Stream Group’s own information channel;

Tele Strada includes Basic Tier plus the internet access.

At present, cable television fees in Poland are not regulated.  Stream Cable TV is free to charge its customers fees that are acceptable to the market.

Because the regulatory authorities in Poland do not currently set or oversee retail prices for either cable television subscriptions or Internet access, Stream Cable TV is free to charge its customers the rates that its markets will bear.  Because Stream Cable TV has acquired a number of networks with differing product offerings and pricing structures, it has been regularly raising its rates over the last year and has not experienced significant churn as a result. This increase in rates comes at the same time that Stream Cable TV is able to begin to control and reduce costs by operating its many networks on a centralised basis.

Across Stream Cable TV’s networks its current subscription prices at each tier are low compared to those of larger Polish cable television providers.  Stream Cable TV expects to continue to increase its subscription prices across its networks until they are both uniform and in line with the broader Polish market given the quality of Stream Cable TV’s programming.

Stream Cable TV broadcasts certain channels for which it pays no fee other than royalties under Polish copyright law.  These channels are available either terrestrially or by satellite.  Polish cable operators have access to more than 200 television channels from many satellites, the most popular of which are Eutelsat and Astra. Satellite digital free-to-air programs require only digital receivers at headends, which Stream Cable TV already has in place.

Stream Cable TV broadcasts all “must-carry” channels. Stream Cable TV also purchases some of its programming from a number of established international sources, as well as some newer suppliers.  Stream Cable TV receives three of its more popular channels from Canal+, three from Turner and five from Discovery.  All of these suppliers supply their programming under three to five-year contracts.  Stream Cable TV purchases additional paid-for channels, including, for example, one from National Geographic.

As it grows its subscriber base, Stream Cable TV expects that it may be able to negotiate better prices for its paid-for programming.

Steam Cable TV’s Organization, Management and Personnel

As a Polish limited liability company, Stream Cable TV has two levels of management:

Management Board; and

Supervisory Board.

The Management Board has the responsibility of making all executive management decisions, while the Supervisory Board has the responsibility of periodically monitoring and approving the activities of the Management Board.

The Supervisory Board directors of Stream Cable TV are elected by the shareholders (Parent Company) at each annual general meeting of Stream Cable TV, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting of Stream Cable TV or until their successors are elected and ratified.

Management Board:

Stream Cable TV’s Management Board currently comprises:

Adam Wójcik

- President and CEO;

Dobroslaw Ploskonka

- Vice President; and

Zbigniew Tragarz

- Vice President.

Supervisory Board:

Stream Cable TV’s Supervisory Board currently comprises of the following members:

Grzegorz Namyslowski

Stanislaw Lis

Andrzej Szweryn

Operating and Financing Review and Prospects

Overview

We prepare our financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principals (GAAP) reconciled to United StatesUS GAAP.

TheOour core business of the company is considered to be itsour cable TV operations. At June 30, 2002 $9.1 million CDN had been spent on the acquisition of cable television network equipment and $6.4 million CDN on the acquisition of licenses and subscribers. As at our fiscal period ended December 31, 2001 (two months) , the companywe had spent $7.2 million CDN on property, plant and equipment and $2.3 million CDN on licenses and subscribers. Stream Cable TV’sOur future business growth is expected to consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell us their subscribers, to Stream Cable TV, buying interests in existing cable operations and reconstructing old systems by preparing them for the transmission of new services, including pay-per-view, internet, and video-on-demand.

The operations of PolVoice, that since October 1999 had been working on the development of software and hardware to offer Iinternet services in Poland have been discontinued and the entity was liquidated on April 12, 2002.

In addition, the operations of Eco-Waste are shown as discontinued operations pursuant to aour decision by the Company to focus on itsour core cable TV operation. Eco-Waste had planned on building rendering and meat handling facilities. On December 4, 2000 the European Union’s representatives announced that new regulations for rendering plants and meat handling changed as a result of beef contamination from bovine spongiform encephalopathy (BSE). The companyWe applied and received a hazardous waste licence to operate an incinerator plant, thus providing a continuity of business into meat waste incineration. In April 2002 we signed agreements to sell Eco-Waste for an amount of $1.5 million USD ($2.35 million CDN, 5.93 million zloty) to an arm’s length buyer. Subsequently the purchaser indicated that it did not intend to conclude the transaction as contemplated. Accordingly the net assets of Eco-Waste were written off, see note 4, Discontinued Operations.

Results of Operations

As a result of the change of yearend from October 31, 2001 to December 31, 2001, we are comparing the three months ended June 30, 2002 to the three months ended July 31, 2001. Revenue from operations was $944,791 CDN as contrasted to $510,545 in the comparable period in 2001. This is an increase of 85% over the previous period and 98% on a year-to-date basis. The increase in revenue is attributed to the increase in subscribers from acquisitions. Rates can increase from new services being offered. At this time it is impossible to speculate on the size of increases in revenue.

The net loss from continuing operations was $617,431 compared to a loss of $1,472,815 for the comparative period ended July 31, 2001. The major difference is the increase in sales in the current period. The loss for the six months ended June 30, 2002 is $138,832, the major item is $1,205,576 in future income tax recoveries. This amount is calculated from the acquisition of Gimsat and the fair value of the subscriber base.

The accrued costs of a proposed financing (IPO) $904,524 consisting of direct and incremental costs have been shown as deferred charges. These costs will be treated as issue costs.

The net loss from discontinued operations is mainly caused from the write-down of the net assets of Eco-Waste.

In July 2001, the Canadian Institute of Chartered Accountants approved the new handbook section 1581, “Business Combinations”, replacing section 1580, that will require all business combinations to use the purchase method of accounting. It has also approved a new section 3062, “Goodwill and Other Intangible Assets”, that will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful lives. The new sections are consistent with those recently approved by the FASB (SFAS No. 141 and SFAS No.142). The company determined that the cable TV licences have indefinite life. The company evaluated its existing intangible assets and goodwill and concluded that no provisions for impairment were required, except for goodwill from the acquisition of PolVoice, now part of discontinued operations (note 4). The adoption of these new standards does not is not expected to have any material effect on the Company’s financial position, results of operations or its cash flows. Section 1581 is effective for business combinations initiated from July 1, 2001.

Liquidity, Capital Resources and Subsequent Events

Our working capital at June 30, 2002 was a negative $2,727,285501,856 CDNyear by.  An amount owing pursuant to the acquisition of Gimsat of $1,074,000 USD is due in June 2003. This amount was classified as long term in the previous quarter. For the three months ended March 31, 2002, the companywe received $800,000 CDN from the exercise of warrants and $1,136,728 CDN from subscriptions. For the three months ended June 30, 2002 we received $811,946 CDN from the exercise of warrants. During the fiscal year ended December 31, 2001, the companywe received $2,525,338 CDN from private placements. The following schedule gives a breakdown:the

	Number of Units	Price ($CDN)	Amount ($CDN)	Cash Commission ($CDN)	Net ($CDN)
Private placement	1,240,705	1.60	1,985,128	35,770	1,949,358
Private placement	121,250	1.60	194,000	-	194,000
Private placement	125,000	3.15	393,800	11,820	381,980
December 31, 2001	1,486,955		2,572,928	47,590	2,525,338
Subscriptions			1,136,728		1,136,728
Warrants	200,000	2.85	570,000		570,000
Warrants	100,000	2.00	200,000		200,000
Warrants	16,667	1.60	30,000		30,000
Warrants	451,081	1.80	811,946		811,946
June 30, 2002			2,748,674		2,748,674

Subsequent to June 30, 2002, the companywe received $393,700 CDN from the exercise of warrants.

During the year ended October 31, 2000, 3,504,150 common shares were issued from the exercise of stock options, a private placement and the exercise of warrants that raised $6,507,025 CDN less issue costs of $229,375 CDN for a net to the treasury of $6,277,650 CDN.

Type	Shares	Price ($CDN)	Gross – ($CDN)	Commission - ($CDN)	Net- ($CDN)
Stock options	1,480,000	$1.41	$2,086,800		$2,086,800
Stock options	715,000	$1.59	$1,136,850		$1,136,850
Private placement	1,255,000	$2.50	$3,137,500	$169,000	$2,968,500
Private placement finders fees	24,150	*
Warrants	30,000	$2.85	$85,500		$85,500
Total	3,504,150		$6,446,650	$169,000	$6,277,650

* deemed value at $2.50 per share for total of $60,375 CDN

Stock options were exercised at $1.41 per share for 1,480,000 shares and at $1.59 per share 715,000 shares for a total of $3,223,650 CDN. In July 2000, a private placement was completed of 1,255,000 units, consisting of one common share and a one-half share purchase warrant at $2.50 CDN per unit for proceeds of $2,968,500 CDN net of issue costs. The share purchase warrants are priced at $2.85 CDN per share for a period of two years. In October 2000, 60,000 warrants were exercised to purchase 30,000 common shares for a total of $85,500 CDN. In the previous year the only issuance of share capital was 50,000 warrants exercised at $1.38 CDN each for a total of $69,000 CDN.

Management is of the view that it is in our best interests to seek a listing of our common shares on the Warsaw Stock Exchange (the "WSE").  In conjunction with seeking a listing on the WSE, we are considering undertaking an initial public offering of our securities in Poland (the "Polish IPO").  In this regard, we have filed a prospectus with the Polish Securities and Exchange Commission (the "Polish SEC"), which prospectus is currently under review by the Polish SEC.  We will require the approval of the Polish SEC and the WSE before we can proceed with the Polish IPO.  The terms of the Polish IPO have not yet been determined, including the price and the number of shares ("Polish IPO Shares") which will be distributed in the Polish IPO.  However, management anticipates that if it proceeds, the Polish IPO may result in the Company raising up to US $50 million, which proceeds management hopes to use in part to finance the acquisition of cable television companies in Poland.

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